UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 12, 2024

Redwoods Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41340	86-2727441
(Commission File Number)	(IRS Employer Identification No.)

1115 Broadway, 12th Floor

New York, NY 10010

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (646) 916-5315

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units,	RWODU	The Nasdaq Stock Market LLC
Common Stock	RWOD	The Nasdaq Stock Market LLC
Warrants	RWODW	The Nasdaq Stock Market LLC
Rights	RWODR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submissions of Matters to a Vote of Security Holders.

On May 30, 2023, Redwoods Acquisition Corp. (“Redwoods”) entered into a business combination agreement, as amended pursuant to Amendment No. 1 thereto dated as of November 4, 2023 (as the same has been or may be amended, modified, supplemented or waived from time to time, the “Business Combination Agreement”), by and among Redwoods, Anew Medical Sub, Inc., a Wyoming corporation and direct, wholly owned subsidiary of Redwoods (“Merger Sub”), and ANEW MEDICAL, INC., a Wyoming corporation (the “ANEW”), which, among other things, provides for the merger of Merger Sub with and into ANEW, with ANEW surviving such merger as a wholly owned subsidiary of Redwoods (the “Transactions”). Following the consummation of the Transactions, Redwoods will change its name to ANEW MEDICAL, INC.

On April 12, 2024 at 10:00 a.m. EST, Redwoods held a special meeting of stockholders (the “Meeting”) at which the Company’s stockholders voted on the following proposals, as set forth below, each of which is described in detail in the definitive proxy statement (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2024, which was first mailed by the Company to its shareholders on or about February 20, 2024.

As February 16, 2024, the record date for the Meeting, there were 5,165,194 shares of common stock issued and outstanding and entitled to vote. There were 4,189,027 shares of common stock represented in person or by proxy at the Meeting. The final voting results for each proposal submitted to the stockholders of Redwoods at the Meeting are included below.

Each of the proposals described below was approved by Redwoods’s stockholders.

Matter	For	Against	Abstain
Proposal 1 -A proposal to approve the business combination, including (a) adopting the Business Combination Agreement and (b) approving the other transactions contemplated by the Business Combination Agreement and related agreements.	4,185,975	3,052	0
Proposal 2-A proposal to approve and adopt the second amended and restated certificate of incorporation.	4,135,672	53,355	0
Proposal 3-A proposal to approve, on a non-binding advisory basis, certain governance provisions in the second amended and restated certificate of incorporation, presented separately in accordance with the United States Securities and Exchange Commission (“SEC”) requirements	4,135,672	53,355	0
Proposal 4-A proposal to adopt the ANEW MEDICAL, INC. 2023 Stock Incentive Plan, and the material terms thereof, including the authorization of the initial share reserve thereunder.	4,135,672	53,355	0
Proposal 5-A proposal to elect five directors to serve on the combined company’s board of directors effective as of the closing of the transactions in accordance with the Business Combination Agreement.

NOMINEE	FOR	WITHHELD
5a) Joseph Sinkule	4,138,720	50,307
5b) Shalom Z. Hirschman	4,189,023	4
5c) Samuel Zentman	4,189,023	4
5d) Jon W. McGarity	4,189,023	4
5e) Edward Cong Wang	4,189,023	4
Proposal 6-A proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635(a) and (b), the issuance of more than 20% of the issued and outstanding Company common stock and the resulting change in control in connection with the Transactions	4,185,875	3,152	0

Item 7.01 Regulation FD Disclosure.

Redwoods’s stockholders elected to redeem an aggregate of 1,739,776 shares of Class A common stock of Redwoods in connection with the Meeting.

The information in this Item 7.01, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

IMPORTANT NOTICES

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act and the Exchange Act both as amended. Statements that are not historical facts, including statements about the pending transactions described above, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

The forward-looking statements are based on the current expectations of the management of Redwoods and ANEW MEDICAL Inc. (“ANEW”), as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements including: risks related to ANEW’s businesses and strategies; the ability to complete the proposed business combination due to the failure to obtain approval from Redwoods’ stockholders or satisfy other closing conditions in the definitive merger agreement; the amount of any redemptions by existing holders of Redwoods’ common stock; the ability to recognize the anticipated benefits of the business combination; other risks and uncertainties included under the header “Risk Factors” in the registration statement on Form S-4, filed by Redwoods with the SEC; and in Redwood Acquisition Corp.’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Redwoods, ANEW and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between Redwoods and ANEW. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Redwoods filed a registration statement on Form S-4 with the SEC, which included a document that serves as a prospectus and proxy statement of Redwoods, referred to as a proxy statement/prospectus. A proxy statement/prospectus was sent to all of Redwoods’s stockholders on or about February 20, 2024. Redwoods will also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Redwoods are urged to read the registration statement on Form S-4, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Stockholders will also be able to obtain a copy of the Form S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Redwoods Acquisition Corp., at 1115 Broadway, 12th Floor, New York, NY 10010. Investors and security holders will also be able to obtain free copies of the registration statement on Form S-4, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Redwoods through the website maintained by the SEC at www.sec.gov. INVESTORS AND SECURITY HOLDERS OF REDWOODS ACQUISITION CORP. ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT REDWOODS ACQUISITION CORP. WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REDWOODS ACQUISITION CORP., ANEW AND THE TRANSACTIONS.

Participants in the Solicitation

Redwoods and its directors and executive officers may be deemed participants in the solicitation of proxies from Redwoods’ stockholders with respect to the business combination. Information about Redwoods’ directors and executive officers and a description of their interests in Redwoods is included in the proxy statement/prospectus for the proposed transaction and be available at the SEC’s website (www.sec.gov). Additional information regarding the interests of such participants is contained in the proxy statement/prospectus for the proposed transaction.

ANEW and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Redwoods in connection with the proposed business combination. Information about ANEW’s directors and executive officers and information regarding their interests in the proposed transaction is included in the proxy statement/prospectus for the proposed transaction.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Redwoods Acquisition Corp. or ANEW, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

The following exhibits are being filed herewith:

Exhibit No.	Description
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REDWOODS ACQUISITION CORP.

Date: April 18, 2024	By:	/s/ Edward Cong Wang
Edward Cong Wang
Chief Financial Officer

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